FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information re… for purposes of the administration and enforcement of certain provisions of the securi… Some of the required information will be made public pursuant to the securities legislat… disclosed to any person or company except to any of the securities regulatory authorities or t… may contact the securities regulatory authority in any jurisdiction(s) in which the required information is … by the securities regulatory authorities set out below Manitoba, Ontario, Québec, Nova Scotia and Newfoundlan… quired information will remain confidential and will not be … questions about the collection and use of this information, you … number(s) set out on the back of this report.

05009412

82-3520

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PURE GOLD MINERALS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 05 05

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SHELDON

GIVEN NAMES: DONALD R

NO. STREET APT: 1255 WEST PENDER STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 2V1

BUSINESS TELEPHONE NUMBER: 604-687-2038

BUSINESS FAX NUMBER: 604-687-3141

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS REPORTING ISSUER OR THE EQUIVALEN…

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☒ MANITOBA ☒ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/ exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
OPTIONS	4206665							4206665	I	
WARRANTS	2035000							2035000	I	
COMMON	3326250	10 06 05	10		6000	.06		3320250	I	
		13 06 05	10		73000	.06		3247250	I	

PROCESSED

JUL 05 2005

THOMSON FINANCIAL

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DONALD R SHELDON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 20 06 05